SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                      DEKALB Energy Company
                        (Name of Issuer)

               Class A Common Stock, no par value
                  (Title of Class of Securities


                           244874 20 2
                         (CUSIP Number)

                       Steven W. Thornton
                       BARNES & THORNBURG
                  1313 Merchants Bank Building
                    11 South Meridian Street
                  Indianapolis, Indiana  46204
                          317-638-1313
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          March 4, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                         PAGE (1) OF (9)


CUSIP No.  244874 20 2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          John T. Roberts
          S.S.N. ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)

          (a) [ ]
          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          00

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                         7    SOLE VOTING POWER
NUMBER OF                     131,180
SHARES
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                      0
EACH
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                   131,180

                         10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          274,673

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.8%

14   TYPE OF REPORTING PERSON (See Instructions)

          IN

                         PAGE (2) OF (9)


     This Amendment No. 3 amends the Schedule 13D filed by John
T. Roberts on June 9, 1989 (the "Original Filing"), as amended of Amendment No. 1 thereto filed on January 2, 1990, and as amended by Amendment No. 2 thereto filed on July 27, 1992. No further amendments will be made to the Original Filing. As a result of the transfer of shares which occurred on March 4, 1994, as described in Item 3 below, John T. Roberts and Robin Richey Roberts will jointly file a new Schedule 13D and all future reportable changes in ownership will be reported as amendments to the new Schedule 13D.

Item 1.   Security and Issuer

     This statement relates to the Class A Common Stock, no par value, of DEKALB Energy Company, a Delaware corporation
("Energy"). The principal executive offices of Energy are located at 700 4th Avenue, S.W., South Tower, Calgary, Alberta,
Canada  T2P3V4.

Item 2.   Identity and Background

     This statement is filed by John T. Roberts to report the beneficial ownership of shares of Class A Common Stock of Energy.
John T. Roberts is a United States citizen whose address is 2090
Mulsanne Drive, Zionsville, Indiana  46077.

     John T. Roberts is Chief Financial Officer and Treasurer of Quest Environmental Resources Corporation. He is a director of DEKALB Genetics Corporation ("Genetics"). Genetics was a wholly-owned subsidiary of Energy prior to the pro rata distribution on August 31, 1988 of all of the outstanding shares of capital stock of Genetics to the stockholders of Energy. The principal business of Genetics is the research, development, production and sale of agricultural seed, swine and poultry breeding stock. The principal executive offices of Genetics are located at 3100 Sycamore Road, DeKalb, Illinois 60015.

     During the last five years John T. Roberts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years he has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.




                         PAGE (3) OF (9)



Item 3.   Source and Amount of Funds or Other Consideration.

     Prior to June 1, 1989, John T. Roberts held 72,851 shares of the Class A Common Stock of Energy in a trust of which John T. Roberts is the beneficiary and sole trustee. In addition, 8,579 shares of Class A Common Shares of Energy were held in a trust for the benefit of a child John T. Roberts. Robin Richey Roberts, wife of John T. Roberts, is the trustee of such trust and, as reported in Item 5(a) below, such shares are reported in this statement as being beneficially owned by John T. Roberts.

     On June 1, 1989, 149,131 shares of the Class A. Common Stock of Energy were acquired as part of distributions to John T. Roberts from certain trusts which terminated on that date. No consideration was paid by John T. Roberts for receipt of the shares described in this paragraph. Each of Mary R. Roberts and Charles C. Roberts, as trustees of the terminated trusts, previously beneficially owned and shared voting and investment power with respect to the shares described in this paragraph. In addition, Thomas H. Roberts, Jr. shared investment power with respect to such shares.

     On September 27, 1989, John T. Roberts acquired beneficial ownership of 6,800 shares of Class A Common Stock of Energy as a result of a gift of such shares by Mary R. Roberts to a trust for the benefit of a child of John T. Roberts. John T. Roberts is the trustee of such trust and has sole voting and investment power with respect to such shares. On January 8, 1990, John T. Roberts acquired beneficial ownership of 1,230 shares of Class A Common Stock of Energy as a result of a gift by Mary R. Roberts of 615 of such shares to a trust of which John T. Roberts is the beneficiary and sole trustee and a gift by Mary R. Roberts of 615 of such shares to a trust for the benefit of a child of John T. Roberts. Robin Richey Roberts, the wife of John T. Roberts, is the trustee of such trust and, as reported in Item 5(a) below, such shares held in such trust are reported in this statement as being beneficially owned by John T. Roberts. No consideration was paid for the receipt of the shares described in this paragraph.

     On January 26, 1990, John T. Roberts acquired beneficial ownership of 18,546 shares of Class A Common Stock of Energy in an exchange with Mary R. Roberts in which John T. Roberts exchanged 18,546 shares of Class B (non-voting) Common Stock of Energy for such 18,546 shares of Class A Common Stock.






                         PAGE (4) of (9)


     On March 14, 1990, John T. Roberts acquired beneficial ownership of 7,432 shares of Class A Common Stock of Energy as a result of a gift by Charles C. Roberts of 6,800 of such shares to a trust for the benefit of a child of John T. Roberts, of which John T. Roberts is the sole trustee; and a gift by Charles C. Roberts of 632 of such shares to a trust for the benefit of a child of John T. Roberts. Robin Richey Roberts, the wife of John
T. Roberts, is the trustee of such trust and, as reported in Item 5(a) below, such shares held in such trust are reported in this statement as being beneficially owned by John T. Roberts. No consideration was paid for the receipt of the shares described in this paragraph.

     On January 3, 1991, John T. Roberts acquired beneficial ownership of 3,304 shares of Class A Common Stock of Energy as a result of a gift by Charles C. Roberts and Mary R. Roberts of 826 of such shares to a trust of which John T. Roberts is the beneficiary and sole trustee; a gift by Charles C. Roberts and Mary R. Roberts to Robin Richey Roberts, the wife of John T. Roberts, of 826 of such shares; and gifts by Charles C. Roberts and Mary R. Roberts of 1,652 of such shares to trusts for the benefit of certain of the children of John T. Roberts. Robin Richey Roberts, the wife of John T. Roberts, is the trustee of such trusts and, as reported in Item 5(a) below, such shares held in such trusts are reported in this statement as being beneficially owned by John T. Roberts. No consideration was paid for the receipt of the shares described in this paragraph.

     On July 9, 1992, Energy announced that it had agreed to sell substantially all of its U.S. Oil and gas operations, subject to certain conditions, including approval of the proposed sale by the holders of a majority of the shares of Class A Common Stock of Energy. John T. Roberts reported his intention to vote all of the shares of Class A Common Stock held by him for approval of the proposed sale.

     On January 17, 1994, John T. Roberts acquired beneficial ownership of 5,800 shares of Class A Common Stock of Energy as a result of a gift by Charles C. Roberts and Mary R. Roberts of 1,450 of such shares to a trust of which John T. Roberts is the beneficiary and sole trustee; a gift by Charles C. Roberts and Mary R. Roberts to Robin Richey Roberts, the wife of John T. Roberts, of 1,450 of such shares; and gifts by Charles C. Roberts and Mary R. Roberts of 2,900 of such shares to trusts for the benefit of certain of the children of John T. Roberts. Robin Richey Roberts, the wife of John T. Roberts, is the trustee of




                         Page (5) of (9)



such trusts and, as reported in Item 5(a) below, such shares held in such trusts are reported in this statement as being beneficially owned by John T. Roberts. No consideration was paid for the receipt of the shares described in this paragraph.

     On March 3, 1994, John T. Roberts acquired beneficial ownership of 1,000 shares of Class A Common Stock of Energy as a result of the gift by Charles C. Roberts and Mary R. Roberts of such shares to a trust for the benefit of a child of John T. Roberts. Robin Richey Roberts, the wife of John T. Roberts, is the Trustee of such trust and, as reported in Item 5(a) below, such shares held in such trust are reported in this statement as being beneficially owned by John T. Roberts. No consideration was paid for the receipt of the shares described in this paragraph.

     On March 4, 1994, John T. Roberts transferred from a trust of which he is the beneficiary and sole trustee (i) 117,500 shares of Class A Common Stock of Energy to a trust of which John
T. Roberts is the beneficiary, and (ii) 3,240 shares of Class A Common Stock of Energy to trusts for the benefit of the children of John T. Roberts. Robin Richey Roberts, the wife of John T. Roberts, is the sole trustee of all such trusts and, as reported in Item 5(a) below, such shares held in such trusts are being reported as beneficially owned by John T. Roberts. No consideration was paid in connection with the transfer of such shares.

     Charles C. Roberts is the husband of Mary R. Roberts and the father of John T. Roberts. Mary R. Roberts is the wife of Charles C. Roberts and the mother of John T. Roberts. Thomas H.
Roberts, Jr. is the brother of Mary R. Roberts and the uncle of John T. Roberts.


Item 4.   Purpose of Transaction.

     John T. Roberts is holding all the shares of Class A Common
Stock of Energy reported hereby for investment.

     John T. Roberts does not have any plans or proposals which relate to or would result in (a) the acquisition of additional securities of Energy (except that certain trusts described herein may acquire by gift additional shares of Class A Common Stock of Energy) or the disposition of securities of Energy, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Energy or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Energy or any of its subsidiaries, (d) any change in the present board of directors or management of Energy, including


                         Page (6) of (9)



any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Energy, (f) any other material change in Energy's business or corporate structure, (g) changes in Energy's character, by-laws or other actions which may impede the acquisition of control of Energy by any person, (h) causing the Class B Common Stock of Energy to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System (i) a class of equity securities of Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a)  At the date hereof, John T. Roberts
     beneficially owned 274,673 shares of Class A Common Stock of Energy, which represented approximately 11.8% of the issued and outstanding shares of Class A Common Stock of Energy as of January 31, 1994. John T. Roberts holds title to 117,580 of such shares as sole trustee of a trust of which he is the sole beneficiary. He holds title to 13,600 of such shares as sole trustee of trusts of which certain of his children are the sole beneficiaries. Of the remaining shares of Class A Common Stock of Energy which are reported in this statement (i) 117,500 shares are held by a trust of which John T. Roberts is the beneficiary and of which Robin Richey Roberts, the wife of John T. Roberts, is the sole trustee, (ii) 23,717 shares are held by trusts of which children of John T. Roberts are the beneficiaries and of which Robin Richey Roberts, the wife of John T. Roberts, is the sole trustee, and (iii) 2,276 shares are owned by Robin Richey Roberts, the
     wife of John T. Roberts.   Although John T. Roberts has
     no voting or investment power with respect to such 143,493 shares, such shares are included in this statement as beneficially owned by him.

          (b) At the date hereof, John T. Roberts had sole voting and investment power with respect to 131,180 of the shares of Class A Common Stock of Energy reported herein. As reported in Item 5(a) above, John T. Roberts has no voting or investment power with respect to the remaining 143,493 shares of Class A Common Stock of Energy reported in this statement.



                         Page (7) of (9)



          (c) The only transactions during the past sixty days in the Class A Common Stock of Energy by John T.
     Roberts are described in Item 3 above.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein, except for the shares described in Item 5(a) above owned by Robin Richey Roberts or held in trusts of which Robin Richey Roberts acts as trustee.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     None.

Item 7.   Material to be Filed as Exhibits.

     None.




                         PAGE (8) of (9)



                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 8th day of March, 1994.



                              /s/ John T. Roberts










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